EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.emgold.com

May 22, 2012	TSX Venture Exchange: EMR
OTCQB: EGMCF U.S. 20-F Registration: 000-51411 Frankfurt Stock Exchange: EML

EMGOLD APPOINTS NEW INDEPENDENT DIRECTOR

Emgold Mining Corporation (“Emgold” or the “Company”) is pleased to announce the appointment of Mr. Andrew MacRitchie, C.A. as an independent Director of the Company.  Mr. MacRitchie holds a B.S.C. Honors degree from the University of British Columbia and received his Chartered Accountant designation in 2003 while articling with PricewaterhouseCoopers.  Between 2003 and 2007 he worked for Quorum Management Services as Corporate Controller.  Quorum provides accounting services for a group of exploration stage companies (including Emgold) with corporate offices in Vancouver, B.C. and gold, silver, and base-metal projects located in North and South America.  In 2007, Andrew joined Helio Resource Corp., a gold exploration company with projects located in Africa, as Chief Financial Officer.  Mr. MacRitchie is a Director of the Kidney Foundation of Canada.  He will bring to Emgold’s Board over 10 years of accounting experience in the mining industry and will serve as Chair of Emgold’s Audit Committee.

Mr. MacRitchie has been granted a total of 200,000 incentive stock options, exercisable at CDN$0.15 per share for a five-year period and expiring May 22, 2017. The stock options were issued in accordance with the Company's 10% rolling stock option plan ("the Plan") adopted by the Company's shareholders on June 8, 2005. The Plan is approved annually by shareholders and was last approved on September 6, 2011.

About Emgold Mining Corporation

Emgold is in the process of completing an Environmental Impact Report (“EIR”) for the Idaho-Maryland Project in California, with a targeted completion date of 2013, subject to financing.  The Idaho-Maryland Mine produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounces per ton between 1862 and 1956.  Once the EIR is complete and permits are obtained, the Company plans to dewater and rehabilitate the historic underground workings, conduct underground exploration, and ultimately construct a high grade underground gold operation capable of producing over 200,000 ounces of gold per year.  Emgold has delineated a National Instrument 43-101 compliant mineral resource at Idaho-Maryland as shown in Table 1 below (Technical Report available at www.emgold.com).

Table 1
Idaho-Maryland Project Resources
Resource Type	Short Tons (millions)	Gold Grade (ounces per ton)	Gold Ounces
Measured	1.10	0.21	212,000
Indicated	0.57	0.48	259,000
Measured and Indicated	1.67	0.28	472,000

Inferred	2.57	0.39	1,002,000

Management believes the exploration target at Idaho-Maryland is 3 to 5 million ounces of gold, subject to additional diamond drilling that will be completed from underground once the mine is permitted and dewatered. Note that this target is conceptual in nature, and there has been insufficient exploration to define a mineral resource other than as disclosed in the table above, and it is uncertain if further exploration will result in any further delineation of a mineral resource.  The target is based on projecting historic production and current resources to a depth of 5,000 feet.

Emgold has several other early to mid stage exploration properties.  These include the Buckskin Rawhide and Koegel Rawhide gold properties in Nevada and the Stewart and Rozan poly-metallic properties in British Columbia where it is conducting exploration activities.

Note that technical information in this press release has been reviewed and approved by Mr. Robert Pease, P.Geo., a Qualified Persons as defined in National Instrument 43-101.  Mr. Pease is responsible for supervising the technical work related to the Idaho-Maryland Project.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 604-687-4622 Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the timing of completion of the Final EIR on the Idaho-Maryland Project, the Company's planned work programs, exploration potential, expected results, and other statements.  Forward-looking statements are based on certain assumptions of the Company, including that the City of Grass Valley and its consultants, which are funded by Emgold, will complete the EIR in a reasonable timeframe, the City of Grass Valley will certify the EIR as complete, and the City of Grass Valley will approve the Conditional Use Permit for the mine and approve other entitlements under their authority.  They assume other permitting agencies overseeing the project on a local, state and federal level will grant the permits needed for mining construction and operation.  They assume that actual results of exploration, development, and production activities are consistent with management's expectations, that assumptions relating to mineral resource estimates and exploration targets are accurate, and that necessary financing is available to complete the required exploration work.  They include assumptions about production rates, production grades, and gold recoveries.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned permitting, exploration, mine construction and development, and mine operations.  Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, actual development and mining operation successes, exploitation and exploration successes, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.